United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of

April 2003

Valley of the Rio Doce Company
(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes      No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-       .)

CVRD Restructures Stakes in Logistics Companies

Rio de Janeiro, April 16, 2003 – Companhia Vale do Rio Doce (CVRD), Companhia Siderúrgica Nacional (CSN) and other non-listed companies signed a contract for the purchase and sale of shares in logistics companies. The transactions set forth in the contract will take place once conditions are fulfilled. These conditions include, among others, the approval by regulatory authorities and by creditors of companies which are being negotiated, the setting of commercial agreements and the waiver by other shareholders of the exercise of any rights of first refusal.

The contract involves three transactions:

1.	The acquisition by CVRD of CSN's 11.95% stake in Ferrovia Centro-Atlântica (FCA).

2.	The sale to CSN of CVRD’s stake in Sepetiba Tecon S.A. (STSA), a company that operates Container Terminal 1 at the Port of Sepetiba (TECON), in state of Rio de Janeiro, Brazil. The transaction includes the sale by CVRD of 50% of STSA’s capital and 18 million STSA convertible debentures.

3.	The sale by CVRD to CSN and Taquari Participações S. A. (Taquari) of 32.4% of Companhia Ferroviária do Nordeste (CFN) capital.

The completion of the contract will imply a net expenditure of R$ 20 million by CVRD.

FCA is the largest railroad in Latin America, with 7,080 kilometers of tracks, 341 locomotives and 7,781 wagons. Its tracks are extended throughout seven Brazilian states: Bahia, Sergipe, Minas Gerais, Espírito Santo, Rio de Janeiro, Goiás and the Federal District (Brasilia). It is connected to four other railroads, Estrada de Ferro Vitória a Minas (EFVM), MRS, Ferroban e CFN, to several ports and maritime terminals, TVV, Paul, Codesa, Angraporto and Salvador. It is also linked to the EADI (Domestic Customs Station) in Uberlândia, state of Minas Gerais, Brazil. In 2002, FCA transported 8.6 billion net ton kilometers of general cargo, mostly steel and steel-related products, grains, pig iron, fuels and cement. Currently, it is part of a major agricultural products transportation corridor that also includes EFVM and the port of Tubarão as one of CVRD's main logistics assets. The logistics business is becoming one of the main CVRD growth engines.

In 2002, CVRD revenues with logistics services to clients reached US$ 443 million and an EBITDA (earnings before interest, taxes, depreciation and amortization) of US$ 168 million.

CVRD and Tecon will sign a commercial agreement allowing CVRD to handle containers through Tecon over the next ten years and guaranteeing maintenance of port conditions for the handling of containers. This agreement guarantees that CVRD will continue to get ongoing support for the development of its intermodal transportation business.

CFN is a railroad company with no significant synergies with other CVRD assets. As its shareholders’ equity is negative, the divestment will imply a disbursement by CVRD.

These transactions will free CVRD resources to focus on its core transportation assets. They are part of a process that began with the unwinding of the cross shareholdings between CVRD and CSN in March 2001. In addition to the contribution to simplify the structure of the Brazilian steel industry, the de-crossing allowed the successful implementation by CVRD of a new model of corporate governance and long-term strategic guidelines.

For further information, please contact:
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br +55-21-3814-4540
Andreia Reis: andreia.reis@cvrd.com.br +55-21-3814-4643
Barbara Geluda: barbara.geluda@cvrd.com.br +55-21-3814-4557
Daniela Tinoco: daniela.tinoco@cvrd.com.br +55-21-3814-4946
Eduardo Mello Franco: eduardo.mello.franco@cvrd.com.br +55-21-3814-9849
Rafael Azevedo: rafael.azevedo@cvrd.com.br +55-21-3814-4700

This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward–looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE
(Registrant)

	By:	/s/ Fabio de Oliveira Barbosa
Fabio de Oliveira Barbosa
Chief Financial Officer

Date: April 17, 2003